Exhibit 99.4
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                     [Letterhead of Fintech Advisory Inc.]

Mr. David Benson
Executive Vice President and Controller,
Verizon Corp.
1095 Avenue of the Americas
New York, NY  10036
david.benson@verizon.com

Mr. John W. Diercksen Vice President Investor Relations Verizon Corp. 1095 Avenue of the Americas
New York, NY  10036
john.w.diercksen@verizon.com

Charles Butterworth
Group Corporate Finance Director
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire  RG14 2FN
United Kingdom
charles.butterworth@vodafone.com

July 18, 2003

Dear Sirs,

         We were very disappointed to see that you determined, after just a few hours of consideration, to reject our offer to purchase 100% of the outstanding equity of Grupo Iusacell, S.A. de C.V. (the "Company") for U.S.$20 million cash. We were particularly surprised that you did not feel that our offer even warranted a conversation, let alone a meeting.

         We would have thought that our unconditional offer, which would provide your companies with twice the proceeds of the Salinas offer, would be of interest. Regrettably, that does not appear to be the case. If maximizing the value of your investment is not your primary concern, then we remain willing and interested in meeting with you to see what your objectives are so that we can determine whether we can try to meet those objectives. Whether or not you take us up on our invitation to meet (and we hope that you do), we intend to commence our offer and give minority shareholders the opportunity to participate in what is obviously a Superior Proposal. We continue to believe that our offer, if successful, will align the interests of the equity holders with the Company's creditors and other stakeholders, which we believe is critical to a successful restructuring of the Company. We also continue to believe that the reputation of your companies in the international financial community will benefit from the fact that, by participating in our offer, you will be supporting this alignment of interests. We feel that it would be unfortunate if Verizon and Vodafone, two world class companies, effectively deprived minority shareholders (many of them small retail holders) and creditors of the benefits of our offer, without even the courtesy of an explanation or rationale.

         We hope that your decision is not final, and that you continue to consider our offer, notwithstanding your curt response.



                                                       Sincerely,


                                                       /s/ Julio Herrera
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                                                       Julio Herrera
                                                       Fintech Advisory Inc.